EXHIBIT 99.1

Gamesquare Esports Signs Letter of Intent for US$5 Million Credit Facility

March 25, 2022, Toronto, Ontario –Gamesquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“Gamesquare”, or the “Company”), is pleased to announce that the Company has signed a letter of intent in respect of a US$5 million credit facility (the “Credit Facility”) to be provided by an entity (the “Lender”) to be established by Goff Capital, Inc. and Blue & Silver Ventures, Ltd., a Jerry Jones owned company. The Credit Facility will provide the Company with additional access to capital, if required, to execute on its strategic priorities of continuing to develop profitable, cash flowing digital agencies, and a world-class content creation organization as Gamesquare businesses connect global brands with esports and gaming fans. The Credit Facility would bolster the Company’s $7.7 million of cash-on-hand, as of December 31, 2021. The Company expects to complete negotiations of the definitive terms of the Credit Facility and enter into a definitive agreement in respect of the Credit Facility in the coming weeks.

“This US$5 million credit facility provides Gamesquare with growth capital, while managing dilution in a challenging capital market environment. It also demonstrates the strong support and confidence we have from our partners and investors,” said Justin Kenna, CEO of Gamesquare. “We have made great progress integrating the profitable digital agencies that we have acquired, and we continue our path toward profitability. On the content creation side, we expect to provide an update on growth of our social following and media network which is leading to an increased sales pipeline and provides the Company confidence in its FY2022 revenue guidance of $28 million.”

“Gamesquare continues to execute on all fronts, and we have never been more excited about its future. We see significant growth going forward and are thrilled to continue to support the Company and team during these exciting times,” said Travis Goff of Goff Capital, Inc. and a member of the board of directors of Gamesquare.

Earlier this year, GameSquare released its letter to shareholders which outlined our commitment to our clients, investors, employees, and stakeholders. In it we discussed the importance of building long term value and growing with discipline and focus, among other key priorities. In the Company’s view, today’s announcement is another example of delivering against there priorities as management seeks to create wealth for our investors.

Related Party Transaction

The Lender is an insider of the Company as Goff Capital Inc. and Blue & Silver Ventures, Ltd. each owns or controls greater than 10% of the common shares of the Company. Accordingly, the Credit Facility will represent a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company expects to rely on an exemption from the formal valuation requirements of MI 61-101 available on the basis of the securities of the Company not being listed on specified markets under subsection 5.5(b) of MI 61-101. The Company is also expected to rely on the exemption from minority shareholder approval requirements under MI 61-101 as the Credit Facility is considered a non-equity loan as described under subsection 5.7(f) of MI 61-101.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Follow Gamesquare: LinkedIn | Twitter | Instagram

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

Nikhil Thadani

Email: IR@gamesquare.com

Phone: (647) 670-2500

1

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Credit Facility, the ability of the parties to complete the Credit Facility, the expected timeline and the Company’s results of operations and future financial performance. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to the parties being able to negotiate and complete the Credit Facility, grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants and the current interest rate environment. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

2